Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

This document relates to the proposed business combination involving Restoration Robotics, Inc., a Delaware corporation (“Restoration Robotics”), and Venus Concept Ltd., a company organized under the laws of Israel (“Venus Concept”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, by and among Restoration Robotics, Radiant Merger Sub Ltd. and Venus Concept.

INTERNAL COMMUNICATION

DO NOT FORWARD OUTSIDE OF THE COMPANY

Project Radiant: Restoration Robotics Employee Email

Dear Employees,

I want to share some exciting news with you about a significant development affecting Restoration Robotics, our employees, customers and shareholders.

The attached press release details an exciting new chapter for Restoration Robotics. We have announced a planned merger with Venus Concept, an innovative global aesthetic technology leader with a broad product portfolio, global reach into over 60 countries and 29 direct countries, offering the industry’s first subscription-based business model. Venus Concept’s product portfolio consists of best-in-class aesthetic device platforms, including Venus Versa™, Venus Legacy™, Venus Velocity™, Venus Fiore™, Venus Viva™, Venus Freeze Plus™, Venus Glow™ and recently acquired NeoGraft® technology for hair restoration.

Our ARTAS® Platform and associated consumables business will be a valuable offering for the combined company. Venus Concept will leverage its integrated sales force to provide customers with an end-to-end portfolio of minimally invasive hair restoration solutions and accelerate the adoption of ARTAS within the $4 billion hair restoration market. The combined company will have a strong research and development platform that combines Venus Concept’s expertise in non-invasive, energy-based technologies with Restoration Robotics’ strong capabilities in robotics, 3D pre-operative planning and software. The merger could offer opportunities to apply the ARTAS proprietary robotic technology to potentially other aesthetic procedures in the future.

This merger is expected to be completed in the third quarter of 2019, creating a combined company with 2019 revenue expected to be in the range of $130-135 million.

Dom Serafino, currently the Chief Executive Officer of Venus Concept, and Domenic Della Penna, Venus Concept’s Chief Financial Officer, will serve as the combined company’s CEO and CFO respectively. We expect that Mark Hair will lead the integration of the combined business, and Gabe Zingaretti will take on the role of Chief Technology Officer, Robotics. This team has the knowledge and experience to guide the company into this new chapter.

I know you will have questions about what this merger means for the future of our company and you as employees. I have attached a FAQ for your reference. Please note that this is an internal document and should not be shared with or distributed to anyone outside the company.

We have scheduled an All Hands meeting at 8:30 AM Pacific Time today to provide additional information and answer questions. Employees in San Jose will gather in the lunch area for the call. Employees at other locations can participate by using the GoToMeeting invitation sent out by Patricia.

We will be providing communication materials to our Sales and Customer Support Teams to assist in responding to customer inquiries. If you have questions about the merger, please submit them to info@restorationrobotics.com. If you get questions from the press, please refer them without comment to ir@restorationrobotics.com or venusconcept@icrinc.com.

I feel very fortunate to have had the opportunity to work beside such a dedicated and talented team. During our time together, we introduced a steady stream of innovations that have made the ARTAS Technology the best hair restoration platform in the world.

This is an exciting step forward into a new period of growth and opportunity. Please keep in mind, however, that until this transaction is finalized, Restoration Robotics and Venus Concept are separate companies that compete in the surgical hair restoration space. It is important for each of you to continue to focus on your day-to-day responsibilities and overall performance goals.

The management team and I will continue to keep you informed of material developments over the coming weeks.

Sincerely,

Ryan

Additional Information for Restoration Robotics Common Stockholders

In connection with the proposed transaction, Restoration Robotics, Inc. (“Restoration Robotics”) plans to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 related to the shares being issued in the merger, including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a preliminary proxy statement relating to the approval of the merger agreement and the related transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed.

The definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting [the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/ or by contacting Restoration Robotics Investor Relations by telephone at (646) 536-7000 or by email at ir@restorationrobotics.com.

Participants in Solicitation

Restoration Robotics, Venus Concept Ltd. (“Venus Concept”) and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ Annual Report on Form 10-K for the period ended December 31, 2017 and filed with the SEC on March 5, 2018 and its proxy statement on Schedule 14A for its Annual Meeting of Stockholders held on June 13, 2018 filed with the SEC on April 26, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC’s website at www.sec.gov.

Non-solicitation

This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger and equity financings, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Restoration Robotics has filed with the SEC as well as the possibility that (1) the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transactions; (2) the length of time necessary to consummate the proposed transactions may be longer than anticipated; (3) the parties may not be able to satisfy the conditions precedent to consummate the proposed transactions; (4) the proposed transactions may divert management’s attention from Restoration Robotics’ and Venus Concept’s ongoing business operations; (5) the anticipated benefits of the proposed transactions might not be achieved; (6) the proposed transactions may involve unexpected costs; (7) the business may suffer as a result of uncertainty surrounding the proposed transactions, including difficulties in maintaining relationships with third parties or retaining key employees; (8) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; (9) the parties may be subject to risks related to the proposed transactions, including any legal proceedings related to the proposed transactions and the general risks associated with the respective businesses of Restoration Robotics and Venus Concept, including the general volatility of the capital markets, terms and deployment of capital, volatility of Restoration Robotics share prices, changes in the medical device industry, interest rates or the general economy, underperformance of Restoration Robotics’ or Venus Concept’s assets and investments, inability to raise funds and the degree and nature of Restoration Robotics’ and Venus Concept’s competition, as well as the risk that unexpected reductions in Restoration Robotics’ cash balance could adversely affect the portion of the combined company that the Restoration Robotics stockholders retain; (10) activist investors might not approve of the proposed transactions; or (11) the risks that are more fully described in the section titled “Risk Factors” in Restoration Robotics’ most recent Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 5, 2018 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 filed with the SEC on November 5, 2018, as well as subsequent and other documents filed from time to time with the SEC by Restoration Robotics could materialize. Additionally, forward-looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations will be set forth in the Registration Statement on Form S-4 and the prospectus and proxy statement contained therein that Restoration Robotics will file in connection with the merger. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Restoration Robotics from time to time with the SEC, as well as Risk Factors that will be contained in the Registration Statement on Form S-4 and the prospectus and definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware.